Exhibit 99.1

So-Young Reports First Quarter 2020 Unaudited Financial Results

BEIJING, China, May 18, 2020 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the three months ended March 31, 2020.

First Quarter 2020 Financial Highlights

•                        Total revenues were RMB182.6 million (US$25.8 million1), exceeding the high-end of the Company’s previous guidance of RMB160 million to RMB180 million.

•                        Net loss was RMB35.9 million (US$5.1 million), compared with a net income of  RMB45.9 million in the same period of 2019.

•                        Non-GAAP net loss2 was RMB21.6 million (US$3.1 million), compared with a non-GAAP net income of  RMB51.9 million in the same period of 2019.

First Quarter 2020 Operational Highlights

•                        Average mobile MAUs were 4.17 million, an increase of 116.8% from 1.92 million in the same period of 2019.

•                        Number of paying medical service providers on So-Young’s platform were 3,295, an increase of 22.0% from 2,701 in the same period of 2019.

•                        Number of medical service providers subscribing to information services on So-Young’s platform were 1,862, representing a slight increase from 1,853 in the same period of 2019.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “Despite the significant impact of the COVID-19 pandemic on our business, we delivered solid results during the quarter and are strategically adapting our business to ensure growth when normal operating conditions resume in the second half of 2020. COVID-19 has created a challenging operating environment for the industry and caused great loss globally. We previously anticipated that it would be a difficult quarter and have accelerated the deployment of resources to enhance the user experience.”

“Our strategic focus on enhancing engagement expanded our vibrant community of users and medical aesthetic professionals as average mobile MAUs increased by 116.8% to 4.2 million compared to the first quarter of 2019. We are using a series of creative and incentivizing promotion plans, working more closely with medical aesthetic influencers to generate valuable content. Meanwhile, in order to build a healthier and more regulated ecosystem, we have established an “Authentic Alliance” to enhance information governance on our platform. We are confident that we have the right strategies in place to navigate through this challenging business environment and are well positioned for healthy and sustainable growth once normal operating conditions return.”

“As the COVID-19 pandemic continues to impact consumer behaviors, efficient management of resources and investment in areas that can position us for strong growth once conditions normalize were a priority during the first quarter,” added Mr. Min Yu, Chief Financial Officer of So-Young. “We believe that our strategic investments and expenditure in the first quarter will significantly improve the stickiness of our platform, further enhance the quality of our rich content portfolio and better leverage synergies created across our community. We are well positioned to capitalize on a rebound in macroeconomic conditions and the drivers of our long-term business growth remain very strong.”

1  This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB 7.0808 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2020.

2  Non-GAAP net income is defined as net income excluding share-based compensation expenses.  See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

First Quarter 2020 Financial Results

Revenues

Total revenues were RMB182.6 million (US$25.8 million), a decrease of 11% from RMB206.1 million in the same period of 2019. The decline was primarily due to the outbreak of COVID-19 which curtailed medical service providers’ spending and required end-customers to shelter in place which delayed the demand in the first quarter of 2020.

•                      Information services revenues were RMB126.0 million (US$17.8 million), a decrease of 12% from RMB142.6 million in the same period of 2019. Total number of medical service providers subscribing to information services on So-Young’s platform were 1,862.

•                      Reservation services revenues were RMB56.5 million (US$8.0 million), a decrease of 11% from RMB63.5 million in the same period of 2019. Total number of users purchasing reservation service were 77.5 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB475.3 million.

Costs of Revenues

Costs of revenues were RMB43.1 million (US$6.1 million), an increase of 18% from RMB36.4 million in the first quarter of 2019. The increase was primarily due to an increase in personnel related costs. In addition, cost of revenues included share-based compensation expenses of RMB2.2 million (US$0.3 million) during the first quarter of 2020, compared with RMB0.3 million in the corresponding period of 2019.

Operating Expenses

Total operating expenses were RMB185.9 million (US$26.2 million), an increase of 41% from RMB131.7 million in the first quarter of 2019.

•                      Sales and marketing expenses were RMB109.1 million (US$15.4 million), an increase of 45% from RMB75.5 million in the first quarter of 2019. The increase was primarily due to an increase in expenses associated with marketing campaigns and user acquisition initiatives. Sales and marketing expenses for the first quarter of 2020 included share-based compensation expenses of RMB0.7 million (US$0.1 million), compared with RMB0.5 million in the corresponding period of 2019.

•                      General and administrative expenses were RMB34.0 million (US$4.8 million), an increase of 37% from RMB24.8 million in the first quarter of 2019. The increase was primarily due to an increase in personnel related expenses. General and administrative expenses for the first quarter of 2020 included share-based compensation expenses of RMB8.3 million (US$1.2 million), compared with RMB4.7 million in the corresponding period of 2019.

•                      Research and development expenses were RMB42.8 million (US$6.0 million), an increase of 37% from RMB31.3 million in the first quarter of 2019. The increase was primarily a result of costs associated with increased hiring to support product development which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Research and development expenses for the first quarter of 2020 included share-based compensation expenses of RMB3.0 million (US$0.4 million), compared with RMB0.5 million in the corresponding period of 2019.

Income Tax Benefit

Income tax benefit was RMB4.3 million (US$0.6 million), compared with a RMB7.0 million income tax expense in the same period of 2019, primarily due to the decrease in taxable income during the first quarter of 2020.

Net loss

Net loss was RMB35.9 million (US$5.1 million), compared with a net income RMB45.9 million in the first quarter of 2019.

Non-GAAP net loss

Non-GAAP net loss, which excludes the impact of share-based compensation expenses was RMB21.6 million (US$3.1 million), compared with RMB51.9 million non-GAAP net income in the same period of 2019.

Basic and Diluted Earnings per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.34 (US$0.05) and RMB0.34 (US$0.05), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.28 and RMB0.25 in the same period of 2019.

Cash and Cash Equivalents, Restricted Cash and Term Deposits and Short-Term Investments

As of March 31, 2020, the Company had cash and cash equivalents, restricted cash and term deposits and short-term investments of RMB2,758.5 million (US$389.6 million), compared with RMB2,844.0 million as of December 31, 2019. The decrease was primarily due to the cash used in operating activities during the first quarter.

Business Outlook

For the second quarter of 2020, So-Young expects total revenues to be between RMB320 million (US$45.2 million) and RMB350 million (US$49.4 million), representing a 12.3% to 22.8% increase from the same period in 2019. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations and non-GAAP net income by excluding share-based compensation expenses from income from operations and net income, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Monday, May 18, 2020, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/4895213.

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through 9:59 AMU.S. Eastern Time, May 26, 2020. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	4895213

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian XU

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	884,676	916,382	129,418
Restricted cash	16,509	15,596	2,203
Trade receivables	26,110	33,370	4,713
Receivables from online payment platforms	13,429	8,522	1,204
Amounts due from related parties	5,815	10,081	1,424
Term deposits and short-term investments	1,942,860	1,826,565	257,960
Prepayment and other current assets	67,628	66,650	9,411
Total current assets	2,957,027	2,877,166	406,333
Non-current assets:
Long-term investments	45,980	44,294	6,256
Intangible assets	726	43,520	6,146
Property and equipment, net	32,341	31,220	4,409
Deferred tax assets	35,208	37,708	5,325
Operating lease right-of-use assets	144,488	142,754	20,161
Other non-current assets	14,184	14,079	1,988
Total non-current assets	272,927	313,575	44,285
Total assets	3,229,954	3,190,741	450,618

Liabilities
Current liabilities:
Taxes payable	65,605	47,731	6,741
Contract liabilities	93,725	85,921	12,134
Salary and welfare payables	100,676	72,530	10,243
Amounts due to related parties	2,620	2,455	347
Accrued expenses and other current liabilities	166,088	159,987	22,595
Operating lease liabilities-current	37,799	40,106	5,664
Total current liabilities	466,513	408,730	57,724
Non-current liabilities:
Operating lease liabilities-non current	120,803	117,203	16,552
Deferred tax liabilities	—	9,574	1,352
Total non-current liabilities	120,803	126,777	17,904
Total liabilities	587,316	535,507	75,628

Shareholders’ equity:
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2019 and March 31, 2020; 69,371,718 and 69,691,031 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	221	222	31
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2019 and March 31, 2020; 12,000,000 shares issued and outstanding as of December 31, 2019 and March 31, 2020)	37	37	5
Additional paid-in capital	2,799,336	2,813,823	397,388
Statutory reserves	10,562	10,562	1,492
Accumulated deficit	(259,251)	(295,918)	(41,792)
Accumulated other comprehensive income	91,733	126,508	17,866
Total shareholders’ equity	2,642,638	2,655,234	374,990
Total liabilities and shareholders’ equity	3,229,954	3,190,741	450,618

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Revenues
Information services	142,552	264,517	126,012	17,797
Reservation services	63,501	93,657	56,542	7,985
Total revenues	206,053	358,174	182,554	25,782
Cost of revenues	(36,417)	(58,511)	(43,099)	(6,087)
Gross profit	169,636	299,663	139,455	19,695
Operating expenses:
Sales and marketing expenses	(75,498)	(132,152)	(109,117)	(15,410)
General and administrative expenses	(24,828)	(36,039)	(33,955)	(4,795)
Research and development expenses	(31,345)	(54,709)	(42,797)	(6,044)
Total operating expenses	(131,671)	(222,900)	(185,869)	(26,249)
Income/(loss) from operations	37,965	76,763	(46,414)	(6,554)
Other income/(expenses):
Investment income	2,280	4,144	2,975	420
Interest income	5,451	13,517	13,592	1,920
Exchange gains	6,296	441	63	9
Impairment of long-term investments	—	(4,000)	—	—
Share of losses of equity method investee	—	—	(1,752)	(247)
Others, net	940	8,089	(8,645)	(1,221)
Income/(loss) before tax	52,932	98,954	(40,181)	(5,673)
Income tax (expenses)/benefit	(7,027)	(29,009)	4,298	607
Net income/(loss)	45,905	69,945	(35,883)	(5,066)
Accretions of convertible redeemable preferred shares to redemption value	(37,339)	—	—	—
Net income/(loss) attributable to ordinary shareholders of the Company	8,566	69,945	(35,883)	(5,066)

Net income/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.37	0.89	(0.44)	(0.06)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.32	0.84	(0.44)	(0.06)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.28	0.68	(0.34)	(0.05)
Net earnings/(loss) per ADS attributable to ordinary shareholders -diluted (13 ADS represents 10 Class A ordinary shares)	0.25	0.65	(0.34)	(0.05)
Weighted average number of ordinary shares used in computing earnings per share, basic*	23,290,940	79,030,547	81,116,329	81,116,329
Weighted average number of ordinary shares used in computing earnings per share, diluted*	26,662,151	82,942,043	81,116,329	81,116,329

Share-based compensation expenses included in:
Cost of revenues	(282)	(4,052)	(2,210)	(312)
Selling and marketing expenses	(486)	(2,369)	(720)	(102)
General and administrative expenses	(4,666)	(5,074)	(8,337)	(1,177)
Research and development expenses	(531)	(4,934)	(2,995)	(423)

*     Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
GAAP income/(loss) from operation	37,965	76,763	(46,414)	(6,554)
Add back: Shared-based compensation expenses	5,965	16,429	14,262	2,014
Non-GAAP income/(loss) from operation	43,930	93,192	(32,152)	(4,540)

GAAP Net income/(loss)	45,905	69,945	(35,883)	(5,066)
Add back: Shared-based compensation expenses	5,965	16,429	14,262	2,014
Non-GAAP net income/(loss)	51,870	86,374	(21,621)	(3,052)